September 9, 2014

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:.	Eco-Stim Energy Solutions, Inc Amendment No. 1 to Registration Statement on Form S-1 Filed August 26, 2014 File No. 333-197634

Ladies and Gentlemen:

Set forth below are the responses of Eco-Stim Energy Solutions, Inc. (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 5, 2014, with respect to Amendment No. 1 to the Registration Statement on Form S-1, File No. 333-197634, filed with the Commission on August 26, 2014 (the “Amendment No. 1”).

Concurrently with the submission of this letter, we are filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”) through EDGAR. For your convenience, we have hand-delivered three copies of this letter as well as three copies of Amendment No. 2 marked to show all revisions made since the submission of Amendment No. 1.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 2 unless otherwise specified. Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-1 filed August 26, 2014

Selling Shareholders, page 59

1. For all selling shareholders that are not natural persons, such as ACM Emerging Markets Master Fund 1 LP and Navitas Capital LLC, indicate the person(s) holding investment or investor power over those shares.

RESPONSE: We acknowledge the Staff’s comment and have revised our disclosure as requested in footnotes 16 and 25 in the “Selling Stockholders” section of Amendment No. 2 to indicate the person(s) holding investment or investor power over shares held by selling shareholders that are not natural persons. Please see pages 63 and 64 of Amendment No. 2.

Securities and Exchange Commission

September 9, 2014

With respect to securities owned by ACM Emerging Markets Master Fund I, L.P. (“ACM”), we believe that the disclosure under footnote 1 on page 62 of Amendment No. 2 is accurate as no natural person exercises sole or shared voting or investment control over the securities offered for resale by ACM. Under the limited liability company agreement of Albright Capital Management LLC, the general partner of ACM, all investment and divestment decisions must be made by majority vote of an Investment Committee comprising six members, not by a managing member or principal. Therefore, no individual can be deemed a beneficial owner of the securities held by ACM.

The Company believes its view is consistent with the Staff’s position in the Southland Corp. No-Action Letter (August 10, 1987). In the No-Action Letter, the Staff concurred in the view that no individual should be deemed the beneficial owner of shares of common stock held by certain employee benefit plans of The Southland Corporation solely by virtue of the fact that such individual was a trustee of any such plan or a director of the company. Five trustees, who could only act by majority vote, administered each such plan. No trustee could act individually to vote or sell shares held by the plans. We also believe the “rule of three,” as articulated by Romeo & Dye in The Section 16 Deskbook, Summer 2013 edition, in its analysis of beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934, based on the Southland Corp. No-Action Letter likewise supports our view. As this rule is stated therein, where voting and investment decisions regarding an entity’s portfolio securities are made by three or more individuals, and a voting or investment decision requires the approval of a majority of those individuals, none of the individuals would be deemed a beneficial owner of the entity’s portfolio securities.

Securities and Exchange Commission

September 9, 2014

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact William Matthew Strock of Vinson & Elkins LLP at (713) 758-3452 or Matthew Wiener of Vinson & Elkins LLP at (713) 758-3268.

Very truly yours,

ECO-STIM ENERGY SOLUTIONS, INC.

By:	/s/ Jon Christopher Boswell
Name:	Jon Christopher Boswell
Title:	Chief Executive Officer

Enclosures

cc:	Angie Kim (Securities and Exchange Commission)
Matt Wiener, Vinson & Elkins LLP